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                                                                     Exhibit D-8

                     PENNSYLVANIA PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265

                                           Public Meeting held February 13, 1997

Commissioners Present:

John M. Quain, Chairman, Concurring in result
Lisa Crutchfield, Vice Chairman
John Hanger
David W. Rolka
Robert K. Bloom, Dissenting

Petition of Pennsylvania Power        :      Docket No. P-00961140
Company for a Declaratory Order       :
Regarding the Application of          :
Section 1102(a)(3)                    :

                                      :
Application of Pennsylvania Power     :      Docket No. A-110375F5000
Company for a Certificate of Public   :
Convenience Evidencing Approval       :
Under Section 1102(a)(3) of the       :
Transfer of Stock of Ohio Edison      :
Company to FirstEnergy Corp.          :

                                      ORDER
                                      -----

BY THE COMMISSION:

                  Before us are two pleadings filed by Pennsylvania Power Company (Penn Power) regarding a proposed merger by its parent company, Ohio Edison Company (OE) and Centerior Energy Corporation (Centerior). Penn Power is a Pennsylvania public utility providing electric service to just over 144,000 customers in Western Pennsylvania. All of the outstanding common stock of Penn Power is held by OE, which makes OE a "holding company" as defined in the Public Utility Holding Company Act of 1935, 15 U.S.C. sections 79 to 79z-6. However, OE is exempt from registration under 15 U.S.C. section 79c(a)(2). OE is itself a public utility that provides electric service to over 1 million customers in Ohio.



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As such, it is subject to the jurisdiction of the Public Utilities Commission of
Ohio (PUCO).

                  Centerior is also a holding company, in that it holds all outstanding common stock of The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE). CEI and TE are public utilities providing electric service in Ohio, together supplying about 1 million customers. They also are subject to the jurisdiction of the PUCO. Penn Power, OE, CEI, and TE are all subject to the jurisdiction of the Federal Energy Regulatory Commission
(FERC) in matters such as sales for resale. Centerior itself is not a public utility, so it is not subject to regulation, and is exempt from registration as a holding company under 15 U.S.C. section 79c(a)(1).

                  Penn Power has filed a petition asking that this Commission issue a declaratory order finding that 66 Pa.C.S. section 1102(a)(3) does not apply to the proposed transaction. That statute in general enumerates utility actions which require a "certificate of public convenience" issued by the Commission and the sub-section specifically addresses transfers of public utility property that is "used or useful in the public service." Penn Power states that section 1102(a)(3) is not applicable under the facts of this case. Alternatively, while contending it is not admitting that the Commission has authority to approve the transaction, Penn Power has filed an application for approval of the transaction pursuant to section 1102(a)(3), stating that expeditious approval of this application would render moot the petition asking that the Commission find section 1102(a)(3) to be


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inapplicable. The Penn Power filings were made on November 27, 1996. On December
17, 1996, the Office of Consumer Advocate (OCA) filed a response to the petition, contending the Commission should find that section 1102(a)(3) does apply and that hearings on the application should be held.

BACKGROUND
----------

                  The proposed transaction is pursuant to an agreement and plan of merger entered by OE and Centerior on September 13, 1996. Under that agreement Penn Power would remain a wholly-owned subsidiary of OE, while OE, CEI and TE would become wholly-owned subsidiaries of an entity known as "FirstEnergy." Centerior would disappear as an entity. Thus the "operating companies" would remain as they are currently, serving the same customers and subject to the same regulatory authorities as they are now. In fact, the four operating companies have submitted a joint application for approval of the merger and a joint dispatch agreement to FERC; review of those applications is pending and will likely take some time for resolution.

                  Under the agreement, each share of OE common stock will be converted into one share of FirstEnergy common stock, while Centerior common stock will be converted into 0.525 shares of FirstEnergy. Former OE shareholders will end up with 66.25% of FirstEnergy's voting shares, and the OE board of directors will designate the members of FirstEnergy's initial board of directors (expected to be the current OE board). Penn Power notes that in addition to FERC approval, the PUCO will review rate aspects of the merger and that regulatory approval will be required from the


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Securities and Exchange Commission, the Nuclear Regulatory Commission, the
United States Department of Justice and the Federal Trade Commission.

                  Over the last two decades, the Commission has had a number of opportunities to consider the interpretation and application of section 1102(a)(3). That section requires Commission approval for utility transfers, set forth in pertinent part as follows:


         [A]ny public utility or an affiliated interest of a public utility as defined in section 2101 . . . to acquire from, or transfer to, any person or corporation including a municipal corporation, by any method or device whatsoever, including the sale or transfer of stock and including a consolidation, merger, sale or lease, the title to, or the possession or use of, any tangible or intangible property used or useful in the public service.

When both the acquiring party and transferor are jurisdictional Pennsylvania utilities, the matter is straightforward, whether there is a direct sale of assets or a securities exchange. As both Penn Power and OCA note, the Commission had historically taken the view of stock transfers that only the transfer of stock in the directly regulated utility (or utilities) would require a certificate of public convenience under section 1102(a)(3). In other words, if a non-utility or non-jurisdictional utility "parent" was acquiring stock of another or transferring stock of itself, without a direct transfer of stock of the regulated subsidiary, the Commission had considered that section 1102(a)(3) was not applicable.


                  In October of 1993 the Commission took a more expansive view of section 1102(a)(3), holding in JOINT APPLICATION OF


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COMMONWEALTH TELEPHONE COMPANY, Docket No. A-310800F0006 (October 22, 1993),
that the Commission would have jurisdiction over the transfer of stock of a utility "parent", or "grandparent," regardless of the remoteness of the transaction, if the effect of the transfer would be the transfer or acquisition of control of a jurisdictional utility. At the same time, the Commission issued an order in JOINT APPLICATION OF PAGING NETWORK OF PITTSBURGH, INC., Docket No. A-330013F0005 (October 29, 1993), in which it held that dissipation of a 32% voting interest of a utility parent was jurisdictional. To attempt clarification of this view of section 1102(a)(3), the Commission issued a policy statement, finalized on October 22, 1994, codified at 52 Pa. Code section 69.901. Penn Power asserts that the Commission should revisit its policy statement, in that the interpretation of section 1102(a)(3) set forth in the policy statement may transgress jurisdictional boundaries. However, Penn Power also asserts that even if the Commission does not limit the effect of the expansive view of section 1102(a)(3), the instant transaction is nonetheless "outside the purpose and intent" of the policy statement. Petition, p.8. The OCA conversely contends the instant transaction is within the purview of the policy statement and that the policy statement represents a correct view of section 1102(a)(3).


DISCUSSION
----------

                  In considering the question of whether the instant transaction should require a certificate of public convenience under section 1102(a)(3), we should first look at the recent policy


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statement. The pertinent text of the policy statement is as follows:

         (b)  Policy

         (1) A transaction or series of transactions resulting in a new controlling interest is jurisdictional when the transaction or transactions result in a different entity becoming the beneficial holder of the largest voting interest in the utility or parent, regardless of the tier. A transaction or series of transactions resulting in the elimination of a controlling interest is jurisdictional when the transaction or transactions result in the dissipation of the largest voting interest in the utility or parent, regardless of the tier.

         (2) For purposes of this section, a controlling interest is an interest, held by a person or a group acting in concert, which enables the beneficial holders to control at least 20% of the voting interest in the utility or its parent, regardless of the remoteness of the transaction. In determining whether a controlling interest is present, voting power arising from a contingent right shall be disregarded.

52 Pa. Code Section 69.901(b).

                  The OCA contends that since the resulting entity in the instant case is a "different" entity, which will be the beneficial holder of the largest voting interest in Penn Power's parent, OE, that jurisdiction must attach under the language of the policy statement. OCA is correct that the transaction will result in a new entity that will be the beneficial holder of the Pennsylvania utility's parent. This fact implies the Commission should exercise its jurisdiction over the transaction. Penn Power, on the other hand, asserts that the Commission has stated it will assert jurisdiction over the transactions of a utility's parent or grandparent only "if the effect of the stock transfer is the transfer or acquisition of control of a jurisdictional utility." 24 Pa. Bulletin at 5329. Penn Power also notes the


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Commission has said it will take a "practical view" of whether there has been a change of control. Petition, p.9. Penn Power argues there is no change of control, since the very same shareholders who now own Penn Power will own it after the transaction.

                  The OCA contends there has been a dissipation of the largest voting interest in OE in this case, which is a factor set forth in the policy statement for determining whether the matter is jurisdictional. Penn Power contends that while the transaction is nominally a merger, in reality it is tantamount to an acquisition of Centerior by OE, with OE gaining control of the combined entity. Penn Power also states that ownership and management of Penn Power will not be affected by the transaction -- all of its stock will continue to be owned by OE, management will remain in place, its rates will not change nor will its service quality change.

                  We will decline to revisit our policy statement at this time, as Penn Power has asked us to do. We are mindful of possible ramifications of stretching to apply the policy statement in every situation imaginable, but we have concluded that this transaction does fall within the scope of the policy statement. We recognize that this Commission must be careful that it does not lose the "practical view" of the transaction by asserting jurisdiction over transactions with little or no nexus to regulation of jurisdictional utilities. While we have concluded that the subject transaction falls within the parameters of the Policy Statement, we believe that there are


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also unique aspects of this transaction that seem to warrant expeditious approval of the transaction. Indeed, the transaction is principally an acquisition of two Ohio utilities by another Ohio utility -- it is only because OE already owns Penn Power that a question of our jurisdiction has arisen. In fact, the transaction seems to have little to do with Pennsylvania -- OE already owns Penn Power and that will not change.

                  As the OCA points out, there is a dissipation of "voting power" previously belonging to OE; however, in reality OE will have control of a larger enterprise. We recognize that there clearly are many situations in which stock transfers among parent or higher "tier" affiliates of jurisdictional utilities will significantly affect the future operation of that utility, and the Commission intends to carefully review the proposed transactions in such cases. In comments submitted to the proposed policy statement, PP&L contended that "internal restructuring," whereby a utility would form a holding company, would possibly come under the policy statement as written. Thus, PP&L asked that it be changed. The Commission declined to make changes, concerned that even internal transactions could have a "fundamental effect on the management and operations of a utility." 24 Pa. Bulletin at 5330. In other words, the Commission was not willing to categorically exclude all "internal transactions" from review, because it felt such transactions could involve a transfer of de facto control. However, transactions which involve a nominal change of control but where the practical effect is de minimis may not require a great deal


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of scrutiny, particularly where there is an acquisition of non-jurisdictional entities by a holding company that already exists.

                  Where the transaction is between entities in another state and the nexus to a Pennsylvania utility is peripheral to the transaction, the Commission believes it should balance the effect of the transaction on the jurisdictional utility and the determination of whether the practical control of that utility will result in a change that would be against the public interest. Doing so in this case leads to the conclusion that while the transaction falls under the parameters of the policy statement, the application of Penn Power for approval of the transaction should be granted.

                  In addition, we realize that the merger will affect far more utility customers in Ohio than in Pennsylvania, and while that is no reason to forfeit review, it is far more compelling that the PUCO scrutinize the transaction for any possible rate impacts. In reality, direct control of Penn Power will not change, nor will its rates change. Penn Power's assets will not be depleted; in fact, it may be that generation diversity will meet certain of Penn Power's needs. We will continue to exercise jurisdiction over Penn Power as we have in the past. While we conclude Section 1102(a)(3) does apply and that Penn Power's petition for a declaratory order (finding that a certificate of public convenience is unnecessary) should be denied, we conclude its application for approval of the transaction should be granted;


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THEREFORE,

                  IT IS ORDERED:

                  1. That the Petition of Pennsylvania Power Company is denied insofar as it seeks reconsideration of the Commission's Policy Statement on Utility Stock Transfers Under 66 Pa. C.S. section 1102(a)(3), and insofar as it seeks a declaration as to the inapplicability of section 1102(a)(3) to the transaction here.

                  2. That the Application of Pennsylvania Power Company for a Certificate of Public Convenience Evidencing Approval Under Section 1102(a)(3) of the Transfer of Ohio Edison Company Stock to FirstEnergy Corporation is granted.

                  3. That this matter shall be terminated and a copy of this order shall be served on all interested parties.

                                           BY THE COMMISSION:

                                           ----------------------------
                                           John G. Alford
                                           Secretary

(SEAL)

ORDER ADOPTED:  February 13, 1997

ORDER ENTERED:  February 14, 1997


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                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION

               IN THE MATTER OF THE APPLICATION OF: A-110375F5000

                  Application of Pennsylvania Power Company for a Certificate of Public Convenience Evidencing Approval Under Section 1102(a)(3) of the Transfer of Stock of Ohio Edison Company to FirstEnergy Corp.

         THE PENNSYLVANIA PUBLIC UTILITY COMMISSION HEREBY CERTIFIES THAT AFTER AN INVESTIGATION AND/OR HEARING, IT HAS, BY ITS REPORT AND ORDER MADE AND ENTERED, FOUND AND DETERMINED THAT THE GRANTING OF THE APPLICATION IS NECESSARY OR PROPER FOR THE SERVICE, ACCOMMODATION, CONVENIENCE AND SAFETY OF THE PUBLIC AND HEREBY ISSUES TO THE APPLICANT THIS CERTIFICATE OF PUBLIC CONVENIENCE EVIDENCING THE COMMISSION'S APPROVAL.

                  IN WITNESS WHEREOF, THE PENNSYLVANIA PUBLIC UTILITY COMMISSION HAS CAUSED THESE PRESENTS TO BE SIGNED AND SEALED, AND DULY ATTESTED BY ITS SECRETARY AT ITS OFFICE IN THE CITY OF HARRISBURG THIS 13TH DAY OF FEBRUARY 1997.

                                                                       Secretary

[SEAL]